UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	RELEVANT MATTER – Capital Contribution

Autonomous City of Buenos Aires, February 11, 2019

Messrs.

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: RELEVANT MATTER – Capital Contribution

To whom it may concern,

I am glad to address that Commission in order to inform you that on the date hereof, the Board of Directors of Grupo Supervielle S.A. committed a capital contribution to be made to Cordial Compañía Financiera S.A. for an amount of AR$ 50,000,000 (Argentine Pesos Fifty Million), subject to the capitalization of such capital contribution by a shareholders’ meeting dully summoned for such purpose.

Without further ado, I greet you attentively.

Alejandra Naughton

Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: February 11, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer